Filed Pursuant to Rule 424(b)(3)
                                                            File No. 333-40424


                      SUPPLEMENT TO THE STATE BANCORP, INC.
                       DIVIDEND AND REINVESTMENT AND STOCK
               PURCHASE PLAN NO. 2 PROSPECTUS DATED JUNE 27, 2000


On April 27, 2004, the Board of Directors of State Bancorp, Inc. (the "Company") approved certain modifications to the State Bancorp, Inc. Dividend Reinvestment and Stock Purchase Plan No.2 (the "Plan") June 27, 2000 Prospectus (the "Prospectus"). These modifications are reflected in this supplement. You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified in its entirety by reference to the Prospectus, except to the extent the information in this prospectus supplement supersedes the information contained in the Prospectus. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

The modifications approved by the Board of Directors of the Company relating to the Plan are summarized below:

(1) The  following  replaces  similar  language  found on the first  page of the
Prospectus:

    Participation in the Plan is entirely voluntary so that Shareholders may join the Plan and terminate their participation at any time. The Plan is
administered   for  the   Company  by  Wells  Fargo   Bank,   N.A.   (the  "Plan
Administrator").

(2) The  following  replaces  similar  language  found on the third  page of the
Prospectus:

    3. Who administers the Plan?

    Subject to the Company's right to terminate and appoint in its place another bank or corporation to serve as "Plan Administrator", Wells Fargo Shareholder Services presently serves in such capacity. The Plan Administrator administers the Plan, keeps records, sends statements of account to participants and performs other duties relating to the Plan. All correspondence relating to the Plan should be directed to:

                Plan requests should be mailed to:
                ----------------------------------
                Wells Fargo Shareowner Services
                P.O. Box 64856
                St. Paul, MN 55164-0856

                Certified/Overnight Mail:
                -------------------------
                Wells Fargo Shareowner Services
                161 North Concord Exchange
                South St. Paul, MN 55075-1139

                General Information:
                --------------------
                Fax:     1-651-450-4085
                Tel:     1-800-468-9716
                Tel:     1-651-450-4064 (outside the United States)
                An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 7:00 a.m. to 7:00 p.m., Central Standard Time, Monday through Friday.

                Internet:
                ---------
                General Inquiries - www.wellsfargo.com/shareownerservices Shareowner Access - www.shareowneronline.com

(3) The  following  replaces  similar  language  found on the fourth page of the
Prospectus:

    5. When may a shareholder join the Plan?

    Subject to the conditions set forth in question and answers 4, above, a shareholder may join the Plan at any time. Dividends on all participating shares will be reinvested on the next reinvestment date (see renumbered Question 14) after the Plan Administrator receives the Authorization Form, provided the form is received on or before the dividend record date. Otherwise, purchases of common shares under the Plan will begin on the next subsequent reinvestment date. Quarterly dividend payments are expected to be made in the months of January, April, July and October and the dividend record date generally precedes the dividend payment date by approximately one month.

    You   may   enroll    online.    To   activate    your    account   go   to
www.shareowneronline.com and click on "Here." Next, simply click on the box titled "First Time Visitor," then click on "New Member Sign-Up" and follow the instructions found on the "First Time Visitor New Member Registration" page.

(4) On the fourth page of the Prospectus, a new item 7 has been added, reading as follows:

Reinvestment Options
--------------------

    7. What reinvestment options are available?

    Full Dividend Reinvestment - All cash dividends on shares held in physical certificate form registered in your name on the records of the Company and all cash dividends on all Plan shares credited to your account under the Plan will


                                      (2)
be used to purchase additional shares. If you elect Full Dividend Reinvestment, you will not receive cash dividends from the Company. The dividends will be reinvested.

    Partial Dividend Reinvestment - All cash dividends on your Plan shares and any whole shares held by you in physical certificate form which shall be specified by you on the account authorization form will be used to purchase additional shares. If you elect Partial Dividend Reinvestment, you will receive checks from the Company for dividends, when declared and paid, only for those shares not subject to reinvestment.

(5) Items 7 through 27, found on the fourth through the seventh pages of the Prospectus, have been renumbered as items 8 through 28.

(6) The following replaces similar language found on the fourth page of the Prospectus in renumbered item 10:

    10. How are the cash payments made?

    An optional cash payment is made by forwarding a check drawn on a United States bank account payable to Shareowner Services, or its successor Plan Administrator, subsequent to submitting a completed Authorization Form when enrolling, or thereafter, with the payment form which will be attached to each statement of account. All optional cash payments, whether submitted with initial enrollment or subsequent to initial enrollment, should be forwarded so that they are received prior to the end of any calendar quarter. You should avoid sending optional cash payments in prior to the beginning of the calendar quarter month. Wells Fargo Shareowner Services will reject it if you do so. The cash will be invested in full and fractional common shares during the first ten days after the end of the calendar quarter in which the optional payment is received. If a payment is received within the first few days of the beginning of any calendar quarter, an attempt will be made to invest such cash within the first ten days of such calendar quarter, however, there can be no assurance that such cash will not be invested until the first ten days after the end of the calendar quarter in which it is received by the Plan Administrator. You may obtain the return of any optional cash payment upon request received by Wells Fargo Shareowner Services on or before the second business day prior to the date on which it is to be invested. If any optional cash contribution is returned for any reason, Wells Fargo Bank, N.A. will remove from the participant's account any shares purchased upon prior credit of such funds, and will sell these shares. Wells Fargo Bank, N.A. may sell other shares in the account to recover a returned funds fee for each optional cash contribution returned unpaid for any reason and may sell additional shares as necessary to cover any market loss incurred by Wells Fargo Bank, N.A.

(7) The following replaces similar language found on the fifth page of the Prospectus in renumbered item 13:

    13. Are there any expenses to participants in connection with purchases under the Plan?


                                      (3)

    No. The Company will pay all brokerage fees and commission incurred in connection with purchases and sales of common shares and all other costs of administration of the Plan. With the exception of returned optional cash payments, where payment is made by check, fees will be applied as they relate to the fee Disclosure Table that follows:

    Transaction and Plan Service Fees
    ---------------------------------

    Certificate deposit                                          Company paid
    Certificate issuance                                         Company paid

    Investment Fees
    ---------------

    Via optional cash investment                                 Company paid
    Via dividend reinvestment                                    Company paid

    Sale Fees
    ---------

    Service fee                                                  Company paid
    Sale commission                                              Company paid

    Fee for Returned Checks or Rejected Automatic Withdrawal     $25.00 per item
    --------------------------------------------------------

    Prior Year Duplicate Statements                              $15.00 per year
    -------------------------------

(8) The following replaces similar language found on the sixth page of the prospectus in renumbered Items 19 and 20:

    19. How may certificates be deposited with Plan shares?

    A participant may deposit with the Plan Administrator certificates for shares of the Company's common shares registered in his/her name for credit under the Plan. Because you bear the risk of loss when sending stock certificates through the mail, we suggest that you send them registered and insured for at least 2% of their current value to the address specified in Item 3, as amended. If certificates are later issued either upon request of the participant or upon termination of participation, new, differently numbered certificates will be issued.

Withdrawal from the Plan
------------------------

    20. How does a participant withdraw from the Plan?

    A participant may terminate the account at any time by writing to the Plan Administrator. If your request to terminate from the Plan is received on or after a dividend record date, but before the dividend payment date, your termination will be processed as soon as practicable, and a separate dividend



                                      (4)
check will be mailed to you. Future dividends will be paid in cash unless you rejoin the Plan. The Company may terminate the account at any time by notice in writing mailed to the participant. A participant requesting termination may elect to receive either stock or cash for all full shares in the account. If cash is elected, the Plan Administrator will sell shares at the current market value and the Plan Administrator will send the proceeds to the participant. If no election is made in the request for termination, stock will be issued for full shares. In either case, the participant will receive cash at the current market value in lieu of any fractional interest in a share.

    If submitting a request to sell all or part of your Plan shares, and you are requesting net proceeds to be automatically deposited to a bank checking or savings account, you must provide a voided blank check for a checking account or bank savings deposit slip for a savings account. If you are unable to provide a voided check or deposit slip, your written request must have your signature(s) medallion guaranteed by an eligible financial institution for direct deposit. Requests for automatic deposit of sale proceeds that do not provide the required documentation will be ignored and a check for the proceeds will be issued.

    If you request to transfer all shares in your Plan account between a dividend record date and payable date, your transfer request will be processed; however, your Plan account will not be terminated. You may receive additional dividend reinvestment shares which will require you to submit a written request to transfer the additional shares.

    At the direction of State Bancorp, Inc., the Plan Administrator can terminate your participation in the Plan if you do not own at least one full share in your name or held through the Plan.

(9) The following replaces similar language found on the eighth page of the prospectus:

Other Matters
-------------

    Wells Fargo Bank, N.A., is the transfer agent for the Company. During any time period in which the shares of the Common Stock are not listed on a national securities exchange or are not regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association, the ten largest Shareholders of the Company will jointly and severally be personally liable for all debts, wages and salaries due and owing to any of the Company's laborers, servants or Employees (other than contractors) for services performed by them for the Company. Except as indicated above, no holders of the Common Stock will be personally liable for the debts of the Company.

This supplement has been filed with the Securities and Exchange Commission in accordance with Section 424(b)(3) of the Act and is dated May 7, 2004.


                                      (5)